RF INDUSTRIES, LTD.	For Immediate Release

RF Connector & Cable Assembly/Bioconnect/RF Wireless

Investor Contact: Neil Berkman Associates (310) 826 - 5051 info@berkmanassociates.com	Company Contact: Howard Hill, President (858) 549-6340 rfi@rfindustries.com

RF Industries Reports Second Quarter Results

SAN DIEGO, CA, June 11, 2009 . .. . RF INDUSTRIES, LTD. (NASDAQ:RFIL) today announced results for the second quarter of fiscal 2009 ended April 30, 2009.

Second Quarter Review

Net sales for the quarter were $3,525,000, compared to $4,508,000 in the same quarter last year.  Net income was $214,000, or $0.07 per diluted share, compared to $542,000, or $0.15 per diluted share, in the same quarter last year.

Howard Hill, RFI's president and CEO said, "In this continuing weak economic environment sales were down 22% for the quarter and declined for all of our business segments.  Sales were off only 8% for the Connector and Cable Assembly business, RFI's largest and most profitable operation, which achieved the same 15% pre-tax operating income, as a percent of sales, as in the record second quarter last year. Sales declined at Bioconnect and RF Wireless due to low order rates during the period.

"RFI responded to the lower sales by improving efficiencies, reducing expenses, lowering headcount and cutting salaries.  The benefit of these efforts is apparent when comparing second quarter results to RFI's recent first quarter.  Although second quarter sales were down $60,000 from the first quarter, our cost-cutting efforts helped raise overall gross margin to 49% of sales from 46% of sales in the first quarter and lowered selling and general expenses by over $100,000.  The combined effect doubled second quarter operating income to $281,000, or 8% of sales, compared to $141,000, or 4% of sales, in the first quarter of fiscal 2009."

First Half Review

For the six months ended April 30, 2009, net sales were $7,107,000, compared to $8,334,000 for the first half of fiscal 2008.  Net income was $377,000, or $0.11 per diluted share, compared to $714,000, or $0.19 per diluted share, for the same period last year.

"The weak economy resulted in a 15% decline in sales compared to the first six months last year and sales were down for all of RFI's business segments.  Connector and Cable Assembly sales were down only 8% for the first half and gross margins for this business improved due to our cost-cutting efforts.  Sales declines at Bioconnect and RF Wireless divisions were due to lower order rates and the absence of significant RF Wireless contracts in the first half," said Hill.

At April 30, 2009, RFI reported cash and cash equivalents and investments in available-for-sale-securities of $6,721,000, working capital of $14,351,000, a 17 to 1 current ratio, no long-term debt and stockholders' equity of $15,097,000 or a book value of $5.21 per share.  Since Fall, 2008 through May 31, 2009, RFI has repurchased approximately 360,000 shares of common stock.

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7610 Miramar Road, San Diego, CA  92126-4202  ●  (858) 549-6340  ●  (800) 233-1728  ●  FAX (858) 549-6345
E-mail: rfi@rfindustries.com  ●  Internet: www.rfindustries.com

RF Industries Reports First Quarter Results
June 11, 2009
Page Two

About RF Industries
The RF Connectors and Cable Assembly segment designs and distributes radio frequency (RF) coaxial connectors and cable assemblies used for Wi-Fi, PCS, radio, test instruments, computer networks and antenna devices.  This business segment includes Aviel Electronics, which provides custom microwave and RF Connector solutions to aerospace, OEM and Government agencies and Worswick, which provides coaxial connectors and cable assemblies primarily to retail and local multi-media and communications systems customers.  Bioconnect, constituting the Medical Cabling and Interconnector segment, designs, manufactures and distributes specialized electrical cabling and interconnect products to the medical monitoring market.  The RF Wireless segment includes Neulink, which designs and markets wireless digital data transmission products for industrial monitoring, wide area networks, GPS tracking and locations systems and RadioMobile, an OEM provider of end-to-end mobile wireless network solutions for public safety, emergency medical, transportation and industrial customers.

Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to future events, the occurrence of which involve risks and uncertainties, including, without limitation, increased competition, and other uncertainties detailed in the Company's Securities and Exchange Commission filings.  All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward- looking statements to reflect events or new information after the date of this release. The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties, including, without limitation, uncertainties detailed in the Company's Securities and Exchange Commission filings.

(tables attached)
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RF INDUSTRIES, LTD.
CONDENSED STATEMENTS OF INCOME
(in thousands, except per share and share amounts)(unaudited)

	Three Months Ended		Six Months Ended
	April 30,		April 30,
	2009	2008	2009	2008

Net sales	$3,525	$4,508	$7,107	$8,334
Cost of sales	1,802	2,147	3,739	4,102
Gross profit	1,723	2,361	3,368	4,232

Operating expenses:
Engineering	295	224	550	497
Selling and general	1,147	1,330	2,396	2,662
Total operating expenses	1,422	1,554	2,946	3,159

Operating income	281	807	422	1,073

Interest income	44	68	126	138

Income before provision for income taxes	325	875	548	1,211

Provision for income taxes	110	333	171	497

Net income	$215	$542	$377	$714

Earnings per share
Basic	$0.07	$0.16	$0.12	$0.22
Diluted	$0.07	$0.15	$0.11	$0.19

Weighted average shares outstanding
Basic	2,962,629	3,292,801	3,042,660	3,292,144
Diluted	3,225,956	3,696,618	3,336,811	3,709,668

Dividends Paid	$—	$196,460	$95	$196,460

RF INDUSTRIES, LTD.
CONDENSED BALANCE SHEETS
(UNAUDITED)

	April 30,	October 31,
	2009	2008
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,140	$1,061
Certificates of deposits	5,581	6,316
Investments in available-for-sale securities	--	548
Trade accounts receivable, net	1,878	2,071
Inventories	5,707	5,950
Other current assets	402	217
Deferred tax assets	542	542
TOTAL CURRENT ASSETS	15,250	16,705

Property, plant and equipment, net	598	566
Goodwill	347	347
Amortizable intangible asset, net	41	54
Note receivable from stockholder	67	67
Other assets	35	29
TOTAL ASSETS	$16,337	$17,768

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$204	$329
Accrued expenses	677	761
Income taxes payable	18	233
TOTAL CURRENT LIABILITIES	899	1,323

Deferred tax liabilities	106	106
Other long-term liabilities	235	217
TOTAL LIABILITIES	1,240	1,646

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock - authorized 10,000,000 shares of $0.01 par
value; 3,083,671 and 3,226,264 shares issued and outstanding	29	32
Additional paid-in capital	6,439	6,412
Retained earnings	8,629	9,678
TOTAL STOCKHOLDERS' EQUITY	15,097	16,122
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$16,337	$17,768